Exhibit 3.4

Certificate of Correction
(Pursuant to NRS Chapters 78, 78A, 80, 81,
82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1.	The name of the entity for which correction is being made:

Blugrass Energy Inc.

2.	Description of the original document for which correction is being made:

Certificate of Change Pursuant to NRS 78.209

3.	Filing date of the original document for which correction is being made:

3/31/2011

4.	Description of the inaccuracy or defect:

Name of the corporation incorrectly stated, in paragraph 1 of the Certificate of Change.

5.	Correction of the inaccuracy or defect:

Name of the corporation: Blugrass Energy Inc.

6.	Signature:

/s/ Abram Janz	President & Chief Executive Officer	April 12, 2011
Authorized Signature	Title	Date